UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTEROIL CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

460951106
(CUSIP Number)

October 25, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

CUSIP NO. 460951106	Page 2 of 11 Pages

1           Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		5,257,422
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 5,257,422
	8	Shared Dispositive Power
		0

9             Aggregate Amount Beneficially Owned by Each Reporting Person

5,257,422

10           Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[   ]

11           Percent of Class Represented By Amount in Row (9)

11.92%

12           Type of Reporting Person (See Instructions)

OO, IA

CUSIP NO. 460951106	Page 3 of 11 Pages

1           Names of Reporting Persons

GEORGE SOROS

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 5,257,422
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		5,257,422

9             Aggregate Amount Beneficially Owned by Each Reporting Person

5,257,422

10           Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[   ]

11           Percent of Class Represented By Amount in Row (9)

11.92%

12           Type of Reporting Person (See Instructions)

IA

CUSIP NO. 460951106	Page 4 of 11 Pages

1           Names of Reporting Persons

ROBERT SOROS

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 5,257,422
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		5,257,422

9             Aggregate Amount Beneficially Owned by Each Reporting Person

5,257,422

10           Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[   ]

11           Percent of Class Represented By Amount in Row (9)

11.92%

12           Type of Reporting Person (See Instructions)

IA

CUSIP NO. 460951106	Page 5 of 11Pages

1           Names of Reporting Persons

JONATHAN SOROS

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 5,257,422
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		5,257,422

9             Aggregate Amount Beneficially Owned by Each Reporting Person

5,257,422
10           Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

[   ]

11           Percent of Class Represented By Amount in Row (9)

11.92%

12           Type of Reporting Person (See Instructions)

IA

CUSIP NO. 460951106	Page 6 of 11 Pages

Item 1(a)	Name of Issuer:

InterOil Corporation (the “Issuer”).

Item 1(b)              Address of the Issuer's Principal Executive Offices:

60-92 Cook Street
Portsmith, QLD 4870, Australia

Item 2(a)               Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros;

iii)	Robert Soros; and

iv)	Jonathan Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b)              Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)               Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen;

iii)	Robert Soros is a United States citizen; and

iv)	Jonathan Soros is a United States citizen.

Item 2(d)              Title of Class of Securities:

Common Shares (the “Shares”).

CUSIP NO. 460951106	Page 7 of 11 Pages

Item 2(e)               CUSIP Number:

460951106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.                  Ownership:

Item 4(a)              Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,257,422 Shares.  This number includes (A) 4,057,422 Shares and (B) 1,200,000 Shares issuable upon exercise of call options (the “Call Options”) beneficially owned by the Reporting Persons.

Item 4(b)              Percent of Class:

As of the date hereof, assuming full exercise of the Call Options beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 11.92% of the total number of Shares outstanding.

Item 4(c)               Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote:	5,257,422
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	5,257,422
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	5,257,422
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,257,422

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	5,257,422
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,257,422

CUSIP NO. 460951106	Page 8 of 11 Pages

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	5,257,422
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	5,257,422

Item 5.                   Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                  Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 460951106	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 4, 2010                                                  SOROS FUND MANAGEMENT LLC

By:          /s/ David Taylor
David Taylor
               Assistant General Counsel

Date:  November 4, 2010                                                  GEORGE SOROS

By:          /s/ David Taylor
David Taylor
               Attorney-in-Fact

Date:  November 4, 2010                                                  ROBERT SOROS

By:          /s/ David Taylor
David Taylor
Attorney-in-Fact

Date:  November 4, 2010                                                  JONATHAN SOROS

By:          /s/ David Taylor
David Taylor
               Attorney-in-Fact

CUSIP NO. 460951106	Page 10 of 11 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of October 2, 2009, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	11

CUSIP NO. 460951106	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of InterOil Corporation, dated as of October 2, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  October 2, 2009                                                      SOROS FUND MANAGEMENT LLC

By:          /s/ Jay Schoenfarber
Jay Schoenfarber
               Assistant General Counsel

Date:  October 2, 2009                                                      GEORGE SOROS

By:          /s/ Jay Schoenfarber
Jay Schoenfarber
               Attorney-in-Fact

Date:  October 2, 2009                                                      ROBERT SOROS

By:          /s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact

Date:  October 2, 2009                                                      JONATHAN SOROS

By:          /s/ Jay Schoenfarber
Jay Schoenfarber
               Attorney-in-Fact